Exhibit 15.1

To the Board of Directors and Shareholders of

HW Electro Co., Ltd.

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim condensed financial statements of HW Electro Co., Ltd. for the six-month periods ended March 31, 2025 and 2024, as indicated in our report dated September 17, 2025, except for Note 16, Note 26 and Note 27, for which the date is November 24, 2025; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
November 24, 2025	Certified Public Accountants
PCAOB ID No. 1171